Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the three and nine months ended
December 31, 2017 and 2016
(Unaudited)

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
For the three and nine months ended December 31
(in thousands of Canadian dollars, except per share amounts)

		Three months ended December 31		Nine months ended December 31
	Notes	2017	2016	2017	2016
		$	$	$	$

Revenue	4	265,825	209,051	466,360	352,681
Cost of sales	8	96,805	88,767	197,005	168,403
Gross profit		169,020	120,284	269,355	184,278
Selling, general and administrative expenses		76,791	62,005	139,168	110,270
Depreciation and amortization		2,404	1,965	6,886	4,901
Operating income		89,825	56,314	123,301	69,107
Net interest and other finance costs	11	3,386	3,087	10,077	8,620
Income before income taxes		86,439	53,227	113,224	60,487
Income tax expense		23,514	14,139	25,261	15,416
Net income		62,925	39,088	87,963	45,071

Other comprehensive loss
Items that will not be reclassified to earnings, net of tax
Actuarial gain (loss) on post-employment obligation		(15)	146	105	(261)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		649	(468)	980	(468)
Net gain (loss) on derivatives designated as cash flow hedges		(577)	—	398	—
Reclassification of gains on cash flow hedges to income		(534)	—	(659)	—
Net loss on net investment hedge		(1,186)	—	(1,186)	—
Other comprehensive loss		(1,663)	(322)	(362)	(729)
Comprehensive income		61,262	38,766	87,601	44,342

Earnings per share	6
Basic		0.59	0.39	0.82	0.45
Diluted		0.56	0.38	0.79	0.44

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 1 of 25

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at December 31, 2017 and March 31, 2017
(in thousands of Canadian dollars)

		December 31	March 31
	Notes	2017	2017
Assets		$	$
Current assets
Cash		62,127	9,678
Trade receivables	7	78,379	8,710
Inventories	8	124,826	125,464
Income taxes receivable	5	—	4,215
Other current assets	16	17,446	15,156
Total current assets		282,778	163,223

Deferred income taxes	5	6,804	3,998
Property, plant and equipment		57,136	36,467
Intangible assets		135,212	131,912
Other long-term assets	16	483	—
Goodwill		45,269	45,269
Total assets		527,682	380,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9, 16	96,121	58,223
Provisions	10	15,779	6,046
Income taxes payable	5	15,730	—
Total current liabilities		127,630	64,269

Provisions	10	11,298	9,526
Deferred income taxes	5	13,861	10,888
Revolving facility	11	—	6,642
Term loan	11	132,619	139,447
Other long-term liabilities	16	6,548	3,929
Total liabilities		291,956	234,701

Shareholders' equity		235,726	146,168
Total liabilities and shareholders' equity		527,682	380,869

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 2 of 25

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
For the nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars)

		Share Capital			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$

Balance as at March 31, 2017		103,295	—	103,295	4,074	40,101	(1,302)	146,168
Exercise of stock options	12	1,628	—	1,628	(1,043)	—	—	585
Net income for the period		—	—	—	—	87,963	—	87,963
Other comprehensive loss, net of tax		—	—	—	—	—	(362)	(362)
Recognition of share-based compensation	13	—	—	—	1,372	—	—	1,372
Balance as at December 31, 2017		104,923	—	104,923	4,403	128,064	(1,664)	235,726

Balance as at March 31, 2016		3,350	56,871	60,221	57,740	25,433	(692)	142,702
Recapitalization transactions:	12
Redemption of Class A senior preferred shares		—	(53,144)	(53,144)	—	—	—	(53,144)
Redemption of Class A junior preferred shares		—	(3,727)	(3,727)	—	(336)	—	(4,063)
Return of capital Class A common shares		(698)	—	(698)	—	—	—	(698)
Exchange all Class B preferred and common shares for Class D preferred shares and Class A common shares		—	—	—	(56,940)	(6,636)	—	(63,576)
Net income for the period		—	—	—	—	45,071	—	45,071
Other comprehensive loss, net of tax		—	—	—	—	—	(729)	(729)
Recognition of share-based compensation	13	—	—	—	2,536	—	—	2,536
Balance as at December 31, 2016		2,652	—	2,652	3,336	63,532	(1,421)	68,099

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 3 of 25

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the nine months ended December 31
(in thousands of Canadian dollars)

	Notes	2017	2016
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		87,963	45,071
Items not affecting cash
Depreciation and amortization		9,271	6,471
Income tax expense		25,261	15,416
Interest expense		9,867	7,543
Unrealized foreign exchange (gain) loss		(8,520)	1,882
Write off of deferred financing charges on refinancing revolving facility		—	946
Share-based compensation	13	1,372	2,536
		125,214	79,865

Changes in non-cash operating items	18	(24,347)	(18,320)

Income taxes paid		(4,902)	(17,017)
Interest paid		(7,739)	(7,895)
Net cash from operating activities		88,226	36,633

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(19,904)	(15,209)
Investment in intangible assets		(6,590)	(6,053)
Business combination		(570)	(500)
Net cash used in investing activities		(27,064)	(21,762)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment) borrowings on revolving facility	11	(8,861)	57,554
Repayment of credit facility		—	(55,203)
Deferred financing fees on term loan syndication		(437)	—
Recapitalization transactions:
Borrowings on term loan, net of deferred financing charges of $3,427 and original issue discount paid of $2,167	11	—	212,519
Repayment of subordinated debt	11	—	(85,306)
Redemption of Class A senior preferred shares	12	—	(53,144)
Redemption of Class A junior preferred shares	12	—	(4,063)
Return of capital on Class A common shares	12	—	(698)
Shareholder advance	12	—	(63,576)
Exercise of stock options	12	585	—
Net cash (used in) from financing activities		(8,713)	8,083

Increase in cash		52,449	22,954

Cash, beginning of period		9,678	7,226
Cash, end of period		62,127	30,180

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 4 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Note 1.	The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, knitwear and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 65.8% of the total shares outstanding as at December 31, 2017. Subordinate voting shares that trade on public markets represent 34.2% of the total shares outstanding as at December 31, 2017.
Our fiscal year ends on March 31.
The accompanying Interim Financial Statements include the accounts and results of the Company and its wholly owned subsidiaries:

Subsidiaries	Location
Canada Goose Inc.	Canada
Canada Goose US, Inc.	USA
Canada Goose International AG	Switzerland
Canada Goose UK Retail Limited	United Kingdom
Canada Goose International Holdings Limited	United Kingdom
Canada Goose Europe AB	Sweden
Canada Goose Services Limited	United Kingdom
Canada Goose Trading Inc.	Canada
Operating Segments
The Company classifies its business in two operating and reportable segments: Wholesale and Direct-to-Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors. The Company’s products reach retailers through a network of international distributors and direct delivery.
The Direct-to-Consumer business comprises sales through the country-specific e-commerce platforms located in Canada, the US, the UK, France, Ireland, Luxembourg, Belgium, the Netherlands, Sweden, Germany and Austria, and its retail stores.
Financial information for the two reportable operating segments is included in note 4.
Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our wholesale revenue and income for the year during our second and third fiscal quarters and Direct-to-Consumer revenue and income in the third and fourth fiscal quarters.

Canada Goose Holdings Inc.    Page 5 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarters of the fiscal year as inventory has been shipped and receivables collected. To finance these working capital needs, revolving facility borrowings typically increase over the first and second quarters, and are repaid over the third and fourth quarters. Cash flows from operating activities are typically highest in the third quarter of the fiscal year due to reduced working capital requirements during that period and collection of receivables from revenue earlier in the year.

Note 2.	Significant accounting policies
Statement of Compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Company's Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), is provided in these notes. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2017. These Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the annual consolidated financial statements, except as noted below.
The Interim Financial Statements were authorized for issue in accordance with a resolution of the Company’s Board of Directors on February 7, 2018.
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 31, 2017 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements, except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Principles of consolidation
The Interim Financial Statements include the Company and its wholly owned subsidiaries described in note 1. All intercompany accounts and transactions have been eliminated.
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows (“IAS 7”) which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the standard has not had a material effect on the Interim Financial Statements. Additional disclosure has been provided in note 18.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the standard has not had a material effect on the Interim Financial Statements.

Canada Goose Holdings Inc.    Page 6 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company, in consultation with its advisors, has implemented a process across its business segments and departments to analyze its inventory of contracts with customers using the five-step approach outlined in IFRS 15. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is working with its advisors to evaluate its current hedging strategy under IFRS 9. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Note 3.	Recapitalization transactions
On December 2, 2016, the Company completed a series of share capital and debt transactions (collectively, the “Recapitalization”) to simplify its share capital structure and return capital to its shareholders. The effect of these transactions is reflected in the comparative figures as at and for the nine months ended December 31, 2016 and is summarized as follows:

a)	The Company entered into a senior secured term loan agreement (note 11).

Canada Goose Holdings Inc.    Page 7 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

b)	With the proceeds of the term loan, the Company repaid its subordinated debt and accrued interest.

c)
The Company amended its articles of incorporation to permit a share capital reorganization with the result that its classes of preferred shares were cancelled and its existing common shares were subdivided. (note 12).

d)
The proceeds of the term loan were also used in connection with the share capital reorganization to redeem certain outstanding shares, to make certain return of capital distributions on outstanding common shares (note 12), and to fund a secured, non-interest bearing loan to DTR, which was subsequently extinguished by its settlement against the redemption of preferred shares issued in the share reorganization (note 15).

e)	The Company amended the terms of its stock option plan and changed the terms of outstanding stock options to conform to the revised share capital terms (note 13).

Note 4.Segment information
The Company has two reportable operating segments: Wholesale and Direct-to-Consumer. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer. Selling, general and administrative expenses not directly associated with the Wholesale or Direct-to-Consumer segments (unallocated) relate to the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with segment operations.

Canada Goose Holdings Inc.    Page 8 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

	For the three months ended December 31, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	134,219	131,606	—	265,825
Cost of sales	65,757	31,048	—	96,805
Gross profit	68,462	100,558	—	169,020
Selling, general and administrative expenses	11,160	21,592	44,039	76,791
Depreciation and amortization	—	—	2,404	2,404
Operating income	57,302	78,966	(46,443)	89,825
Net interest and other finance costs				3,386
Income before income taxes				86,439

	For the nine months ended December 31, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	306,189	160,171	—	466,360
Cost of sales	158,583	38,422	—	197,005
Gross profit	147,606	121,749	—	269,355
Selling, general and administrative expenses	29,102	36,478	73,588	139,168
Depreciation and amortization	—	—	6,886	6,886
Operating income	118,504	85,271	(80,474)	123,301
Net interest and other finance costs				10,077
Income before income taxes				113,224

Canada Goose Holdings Inc.    Page 9 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

	For the three months ended December 31, 2016
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	137,034	72,017	—	209,051
Cost of sales	71,531	17,236	—	88,767
Gross profit	65,503	54,781	—	120,284
Selling, general and administrative expenses	10,545	13,115	38,345	62,005
Depreciation and amortization	—	—	1,965	1,965
Operating income	54,958	41,666	(40,310)	56,314
Net interest and other finance costs				3,087
Income before income taxes				53,227

	For the nine months ended December 31, 2016
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	273,910	78,771	—	352,681
Cost of sales	148,971	19,432	—	168,403
Gross profit	124,939	59,339	—	184,278
Selling, general and administrative expenses	23,970	17,798	68,502	110,270
Depreciation and amortization	—	—	4,901	4,901
Operating income	100,969	41,541	(73,403)	69,107
Net interest and other finance costs				8,620
Income before income taxes				60,487
The Company does not report total assets or total liabilities based on its operating segments.
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	For the three months ended December 31		For the nine months ended December 31
Revenue by geography:	2017	2016	2017	2016
	$	$	$	$
Canada	106,935	87,223	179,355	132,675
United States	89,269	70,209	139,551	111,919
Rest of World	69,621	51,619	147,454	108,087
	265,825	209,051	466,360	352,681

Canada Goose Holdings Inc.    Page 10 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Note 5.Income taxes
On December 22, 2017, the U.S. government enacted comprehensive tax reform legislation, referred to as the Tax Cuts and Jobs Act, which will decrease the federal statutory income tax rate for the Company's U.S. subsidiary from 34% to 21% effective January 1, 2018.
In addition, the deferred tax asset and liability balances for the U.S. subsidiary are calculated after giving effect to the change in rate with the decrease in the net deferred income tax asset of $332 included in income tax expense in the three months ended December 31, 2017.
Note 6.     Earnings per share
Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options. Certain performance-vested exit event options issued under the Company's Legacy Plan (note 13) become exercisable into subordinate voting shares upon the closing of a qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in conversion or exercise, and are excluded from the determination of diluted earnings per share prior to the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 (note 12) each represent exit events, and performance-vested exit event options that became exercisable on each date are included in the calculation of diluted earnings per share from the date of the exit event that satisfies the contingent performance conditions.
On December 2, 2016, the Company completed the Recapitalization to simplify its share capital structure and return capital to its shareholders. In connection with the Recapitalization, the Company subdivided its outstanding common shares on the basis of 10,000,000 shares for each outstanding common share. The terms of the outstanding stock options were adjusted to conform to the share structure after the Recapitalization. On March 13, 2017 the Company further amended its articles of incorporation to redesignate its common shares as multiple voting shares and to create a class of subordinate voting shares. The effect of the share subdivision, the corresponding adjustment to the number and terms of the outstanding stock options, and the redesignation of multiple and subordinate voting shares has been applied retrospectively to prior accounting periods in calculating basic and diluted earnings per share.

Canada Goose Holdings Inc.    Page 11 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

	Three months ended December 31		Nine months ended December 31
	2017	2016	2017	2016
	$	$	$	$

Net income	62,925	39,088	87,963	45,071

Weighted average number of multiple and subordinate voting shares outstanding	107,442,446	100,000,000	106,980,180	100,000,000

Weighted average number of shares on exercise of stock options	4,170,340	1,811,155	4,078,797	1,751,470
Diluted weighted average number of multiple and subordinate voting shares outstanding	111,612,786	101,811,155	111,058,977	101,751,470

Earnings per share
Basic	0.59	0.39	0.82	0.45
Diluted	0.56	0.38	0.79	0.44
Note 7.    Trade receivables

	December 31	March 31
	2017	2017
	$	$
Trade accounts receivable	68,885	7,904
Credit card receivables	13,025	3,429
	81,910	11,333
Less: allowance for doubtful accounts and sales allowances	(3,531)	(2,623)
Trade receivables, net	78,379	8,710
The aging of trade receivables is as follows:

	Total		Past due
		Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$

Trade accounts receivable	68,885	52,287	12,768	2,536	1,294
Credit card receivables	13,025	13,025	—	—	—
December 31, 2017	81,910	65,312	12,768	2,536	1,294

Trade accounts receivable	7,904	1,135	1,972	2,013	2,784
Credit card receivables	3,429	3,429	—	—	—
March 31, 2017	11,333	4,564	1,972	2,013	2,784
The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivables from certain designated customers based on a total deductible of $50. As

Canada Goose Holdings Inc.    Page 12 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

at December 31, 2017, accounts receivable totaling approximately $58,621 (March 31, 2017 - $7,180), were insured under this agreement, representing 85.1% of trade accounts receivable (March 31, 2017 - 90.8%).
Note 8.     Inventories

	December 31	March 31
	2017	2017
	$	$
Raw materials	35,331	27,670
Work-in-process	7,211	5,746
Finished goods	82,284	92,048
Total inventories at the lower of cost and net realizable value	124,826	125,464
Inventories are carried at the lower of cost and net realizable value; in estimating net realizable value, the Company uses estimates related to obsolescence and to estimated loss (“shrinkage”) incurred since the last inventory count, based on historical experience. Included in inventory as at December 31, 2017 are provisions for obsolescence and inventory shrinkage in the amount of $8,656 (March 31, 2017 - $4,900).
Amounts charged to cost of sales comprise the following:

	For the three months ended December 31		For the nine months ended December 31
	2017	2016	2017	2016
	$	$	$	$
Cost of goods manufactured	95,948	88,193	194,620	166,833
Depreciation and amortization	857	574	2,385	1,570
	96,805	88,767	197,005	168,403

Note 9.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	December 31	March 31
	2017	2017
	$	$
Trade payables	22,059	25,098
Accrued liabilities	43,745	16,506
Employee benefits	13,530	11,272
Other payables	16,787	5,347
Accounts payable and accrued liabilities	96,121	58,223
Note 10.    Provisions
Provisions consist primarily of amounts recorded in respect of customer warranty obligations, sales returns, terminations of sales agents and distributors, and asset retirement obligations.

Canada Goose Holdings Inc.    Page 13 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required under the Company's obligations for warranties under sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and costs to repair or replace products, and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.
The sales contract provision relates to management’s estimated cost of the departure of certain third party dealers, agents and distributors.
Sales returns relate primarily to goods sold through the Direct-to-Consumer sales channel which have a limited right of return, typically within 30 days. The return period is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts. The balance as at December 31, 2017 relates to seasonal Direct-to-Consumer sales over the holiday selling season.

	Warranty	Sales Contracts	Sales returns	Asset retirement obligations	Total
	$	$	$	$	$
Balance as at March 31, 2017	8,119	3,000	3,372	1,081	15,572
Additional provisions recognized	3,709	—	11,981	365	16,055
Reductions resulting from settlement	(2,352)	—	(2,247)	—	(4,599)
Other	—	—	25	24	49
Balance as at December 31, 2017	9,476	3,000	13,131	1,470	27,077
Provisions are classified as current and non-current liabilities based on management's expectation of the timing of settlement, as follows:

	December 31	March 31
	2017	2017
	$	$
Current provisions	15,779	6,046
Non-current provisions	11,298	9,526
	27,077	15,572

Note 11.     Long-term debt
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $200,000 with an increase in commitments to $250,000 during the peak season (June 1 – November 30), a revolving credit commitment comprising a letter of credit commitment in the amount of $25,000, with a $5,000 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25,000. The revolving facility has a 5-year term and can be drawn in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR

Canada Goose Holdings Inc.    Page 14 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the nine months ended December 31, 2017, the Company was in compliance with all covenants.
As at December 31, 2017 the Company had repaid all amounts owing on the revolving facility (March 31, 2017 - $6,642 outstanding, net of deferred financing charges of $2,071). Deferred financing charges related to the revolving facility in the amount of $1,824 are included in other long-term liabilities. The Company has unused borrowing capacity available under the revolving facility of $195,255 as at December 31, 2017 (March 31, 2017 - $80,671).
As at December 31, 2017, the Company had letters of credit outstanding under the revolving facility of $559 (March 31, 2017 - $552).
During the nine months ended December 31, 2016, the Company used the proceeds from the revolving facility to repay and extinguish its previous revolving credit facility and term credit facility. As a result of the extinguishment of the previous revolving credit facility and term credit facility, deferred financing charges in the amount of $946 were expensed as net interest and other finance costs during the nine months ended December 31, 2016.
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of $142,740 (US$113,782). The term loan bears interest at a rate of LIBOR plus an applicable margin of 4% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may not be less than 1%. The term loan is due on December 2, 2021. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains non-financial covenants which could impact the Company's ability to draw funds. As at and during the nine months ended December 31, 2017, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	December 31	March 31
	2017	2017
	$	$
Term loan	142,740	151,581
Less unamortized portion of:
original issue discount	(3,264)	(4,120)
deferred financing fees	(1,426)	(1,209)
embedded derivative	(730)	(870)
revaluation for interest rate modification	(4,701)	(5,935)
	132,619	139,447
The Company recognized the fair value of the embedded derivative liability related to the interest rate floor at the inception of the term loan. The related derivative liability is remeasured at each reporting period and is included in other long-term liabilities.

Canada Goose Holdings Inc.    Page 15 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

On March 21, 2017, the Company prepaid $65,031 (US$48,800) of the outstanding principal balance of the term loan using proceeds from its public share offering. After the prepayment, the applicable margin was reduced from 5% to 4%, (provided that LIBOR may not be less than 1% throughout the term of the loan). The decrease in the applicable margin from 5% to 4% gave rise to a decrease in the carrying value of the term loan which is being amortized over the remaining term.
During the nine months ended December 31, 2017, the term loan lenders syndicated their commitments under the loan agreement to a new group of lenders; the Company's obligations under the loan agreement are substantially unchanged, and the syndication has no accounting impact. The Company incurred financing costs of $437 in connection with the syndication transaction, which will be amortized over the remaining term of the loan using the effective interest rate method.
Hedging transactions
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to its term loan liability denominated in U.S. dollars.
The Company entered into a long-dated forward exchange contract to buy $75,000, or $59,382 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50,000, $39,968 in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50,000 fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50,000 fixed rate debt bearing interest at a rate of 5.80% and receiving $50,000, or €33,966 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.

Canada Goose Holdings Inc.    Page 16 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Net interest and other finance costs
Net interest and other finance costs consist of the following:

	For the three months ended December 31		For the nine months ended December 31
	2017	2016	2017	2016
	$	$	$	$
Interest expense
Revolving facility	636	856	2,125	2,093
Term loan	2,660	1,233	7,742	1,233
Credit facility	—	—	—	393
Subordinated debt	—	956	—	3,822
Other interest (income) expense	(21)	3	(27)	14
Standby fees	111	39	237	119
Write off deferred financing costs on refinancing of credit facility	—	—	—	946
Interest expense and other financing costs	3,386	3,087	10,077	8,620
Note 12.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as an officer or director of the Company.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared, and share equally in any distribution of assets on liquidation, dissolution, or winding up.
On July 5, 2017, the Company completed a secondary offering of 12,500,000 subordinate voting shares sold by the Principal Shareholders and certain members of management. The Company received no proceeds from the sale of shares.

Canada Goose Holdings Inc.    Page 17 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

In connection with the secondary offering:

a)	The Principal Shareholders converted 12,414,078 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	Certain members of management exercised stock options to purchase 85,922 subordinate voting shares, which were then sold to the public.

c)	The completion of the secondary offering represents an exit event such that 820,543 performance vested exit event stock options that were eligible to vest became vested (note 13).

d)	The Company incurred transaction costs for the secondary offering in the amount of $1,546 in the nine months ended December 31, 2017 that are included in selling, general and administrative expenses.
The transactions affecting the issued and outstanding share capital of the Company in the nine months ended December 31, 2017 and 2016 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2017	83,308,154	2,209	23,088,883	101,086	106,397,037	103,295
Convert multiple voting shares to subordinate voting shares	(12,414,078)	(329)	12,414,078	329	—	—
Exercise of stock options	—	—	1,340,676	1,628	1,340,676	1,628
Balance, as at December 31, 2017	70,894,076	1,880	36,843,637	103,043	107,737,713	104,923

	Common Shares				Preferred Shares
	Class A		Class B		Class A senior preferred		Class A junior preferred		Class B senior preferred		Class B junior preferred		Class D preferred
	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$
Balance, as at March 31, 2016	7	3,350	3	—	53,144,000	53,144	3,426,892	3,727	22,776,000	—	34,164,000	—	—	—

Recapitalization transactions:
Repurchase Class A senior preferred shares	—	—	—	—	(53,144,000)	(53,144)	—	—	—	—	—	—	—	—
Redeem Class A junior preferred shares	—	—	—	—	—	—	(3,426,892)	(3,727)	—	—	—	—	—	—
Subdivide Class A and Class B common shares	69,999,993	—	29,999,997	—	—	—	—	—	—	—	—	—	—	—
Return of capital on Class A common shares	—	(698)		—	—	—	—	—	—	—	—	—	—	—
Exchange all Class B preferred and common shares for Class D preferred shares and Class A common shares	30,000,000	—	(30,000,000)	—	—	—	—	—	(22,776,000)	—	(34,164,000)		63,576,003	—

Balance, as at December 31, 2016	100,000,000	2,652	—	—	—	—	—	—	—	—	—	—	63,576,003	—

Canada Goose Holdings Inc.    Page 18 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Note 13.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017 (the "Legacy Plan") and subsequently (the "Omnibus Plan"). All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.
On each vesting date, service-vested options vest, and performance-vested exit event options become eligible to vest upon the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events such that options that were eligible to vest became vested. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions. No options will be issued under the Legacy Plan subsequent to the public share offering.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions in the nine months ended December 31, 2017 are as follows:

	Weighted average exercise price	Number of shares
Options outstanding, March 31, 2017	$1.63	5,810,777
Options granted to purchase shares	$29.68	340,765
Options cancelled	$2.48	(420,564)
Options exercised	$0.44	(1,340,676)
Options outstanding, December 31, 2017	$4.08	4,390,302

Canada Goose Holdings Inc.    Page 19 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2017:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years

$0.02	1,632,598	6.0	1,221,738	6.0
$0.25	159,322	6.7	70,432	6.7
$2.37	18,519	6.9	18,519	6.9
$1.79	1,063,145	7.1	440,914	6.9
$4.62	1,050,485	8.2	56,394	8.3
$8.94	133,332	9.1	-	-
$30.73	218,947	9.4	-	-
$23.64	58,542	9.7	-	-
$31.79	55,412	9.9	-	-
	4,390,302		1,807,997

Accounting for share-based awards
In the three and nine months ended December 31, 2017, the Company recorded $650 and $1,372, respectively, as contributed surplus and compensation expense for the vesting of stock options (2016 - $1,035 and $2,536, respectively). Share-based compensation expense is included in selling, general and administrative expenses.
The assumptions used to measure the fair value of options granted during the nine months ended December 31, 2017 under the Black-Scholes option pricing model at the grant date were as follows:

For the nine months ended December 31
2017
Weighted average stock price valuation	$28.72
Weighted average exercise price	$28.72
Risk-free interest rate	1.18%
Expected life in years	5
Expected dividend yield	— %
Volatility	40%
Weighted average fair value of options issued	$8.77

Canada Goose Holdings Inc.    Page 20 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Note 14.    Leases
Rent expense comprises the following:

	For the three months ended December 31		For the nine months ended December 31
	2017	2016	2017	2016
	$	$	$	$
Lease expense	4,476	2,144	12,338	5,429
Contingent rent	1,624	886	1,958	886
	6,100	3,030	14,296	6,315
Deferred rent in the amount of $3,885 (March 31, 2017 - $2,110) is included in other long-term liabilities.
Note 15.    Related party transactions
On December 9, 2013, the Company entered into a management agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the public share offering on March 21, 2017, in accordance with the terms of the agreement. During the three and nine months ended December 31, 2017, the Company incurred management fees of $nil (2016 - $1,348 and $1,560, respectively) and interest expense of $nil (2016 - $955 and $3,822, respectively) on the subordinated debt due to Bain Capital. As at March 31, 2016 accrued interest on the subordinated debt of $1,910 was included in accounts payable and accrued liabilities. The subordinated debt and accrued interest were repaid in full as at December 31, 2016.
During the nine months ended December 31, 2017, the Company incurred expenses for travel of $250 (December 31, 2016 - $555) to companies related to certain shareholders.
During the nine months ended December 31, 2017, the Company expensed $nil to an affiliate controlled by the majority shareholder for IT services (nine months ended December 31, 2016 - $110).
Note 16.    Financial instruments and fair value
Management assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
As at December 31, 2017, the fair value of the revolving facility is equal to the amount owing of $nil (March 31, 2017 - $8,713). The fair value of the term loan is equal to the amount owing of $142,740 (March 31, 2017 - $151,581).
Derivative Financial Instruments
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s sales and purchases are denominated in other currencies, principally U.S. dollars, Euros, Pounds Sterling and Swiss Francs. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues and purchases denominated in U.S. dollars and Euros. Beginning in fiscal 2017, certain U.S. dollar and Euro forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. During the three and nine months ended December 31, 2017, unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in the amounts of $842 and $133 (net of tax recovery of $286 and tax expense of $45), respectively (three and nine months ended December 31, 2016 - $nil) have been recorded in other comprehensive income. During the three and nine months ended December 31, 2017, unrealized losses and gains of $470 and $472, respectively (three and nine months ended December 31, 2016

Canada Goose Holdings Inc.    Page 21 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

- $119) on forward exchange contracts that are not treated as hedges have been recognized in selling, general and administrative expenses in the statement of income. Gains of $577 and $745, respectively (three and nine months ended December 31, 2016 - $nil) were reclassified from other comprehensive income to selling, general and administrative expenses.
Foreign currency forward exchange contracts outstanding as at December 31, 2017 related to operating cash flows are:

	Contract Amount		Primary Currency
Forward exchange contract to purchase currency	CHF	1,700	Swiss Francs
	US$	3,200	U.S. dollars

Forward exchange contract to sell currency	US$	6,500	U.S. dollars
		€10,600	Euros
		£6,600	Pounds Sterling
Foreign exchange risk of principal and interest payments on the term loan
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to its term loan liability denominated in U.S. dollars.
During the three and nine months ended December 31, 2017, unrealized losses of $595 in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance have been recognized in selling, general and administrative expenses in the statement of income. Unrealized gains of $267 (net of tax of $91) on the cross currency swap that is designated as a cash flow hedge have been recorded in other comprehensive income. Gains of $140 were reclassified from other comprehensive income to selling, general and administrative expenses.
During the three and nine months ended December 31, 2017, unrealized losses of $1,186 (net of tax recovery of $404) in the fair value of the Euro-denominated cross-currency swap that is designated as a hedge of the Company's net investment in its European subsidiary have been recognized in other comprehensive income.

Canada Goose Holdings Inc.    Page 22 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Fair Value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	December 31, 2017					March 31, 2017
	Level 1	Level 2	Level 3	Carrying value	Fair Value	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	62,127	—	—	62,127	62,127	9,678	—	—	9,678	9,678
Derivatives in other current assets	—	2,476	—	2,476	2,476	—	305	—	305	305
Derivatives in other long-term assets	—	483	—	483	483	—	—	—	—	—

Financial liabilities
Derivatives in accounts payable and accrued liabilities	—	1,653	—	1,653	1,653	—	786	—	786	786
Derivatives in other long-term liabilities	—	3,575	—	3,575	3,575	—	782	—	782	782
There were no transfers between the levels of the fair value hierarchy.
Note 17.    Commitments and contingencies
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at December 31, 2017:

Contractual obligations	Q4 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	96,121	—	—	—	—	—	—	96,121
Revolving facility	—	—	—	—	—	—	—	—
Term loan	—	—	—	—	142,740	—	—	142,740
Interest commitments relating to long-term debt (1)	1,987	7,949	7,949	7,949	5,299	—	—	31,133
Foreign exchange forward contracts	—	—	—	—	3,092	—	—	3,092
Operating leases	3,833	15,732	16,119	16,286	16,215	16,318	58,632	143,135
Pension obligation	—	—	—	—	—	—	912	912

(1)	Interest commitments are calculated based on the loan balance, and the interest rate payable on the term loan of 5.57% as at December 31, 2017.

Canada Goose Holdings Inc.    Page 23 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

Note 18.    Selected cash flow information
Changes in non-cash operating items

	For the nine months ended December 31
	2017	2016
	$	$
Trade receivables	(69,669)	(71,507)
Inventories	638	22,826
Other current assets	(1,225)	(1,357)
Accounts payable and accrued liabilities	31,622	21,274
Provisions	11,505	10,512
Deferred rent	1,775	—
Other	1,007	(68)
Change in non-cash operating items	(24,347)	(18,320)
Changes in liabilities and equity arising from financing activities

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2017	6,642	139,447	103,295
Cash flows:
(Repayment) borrowings on revolving facility	(8,861)	—	—
Deferred financing fees on term loan syndication	—	(437)	—
Exercise of stock options	—	—	585

Non-cash items:
Amortization of debt costs
Discount	—	634	—
Embedded derivative	—	140	—
Interest rate modification	—	912	—
Deferred financing costs	395	220	—
Unrealized foreign exchange gain	—	(8,297)	—
Contributed surplus on exercise of stock options	—	—	1,043
Balance as at December 31, 2017 (1)	(1,824)	132,619	104,923

(1)	Deferred financing charges on the revolving facility are included in other long-term liabilities.

Canada Goose Holdings Inc.    Page 24 of 25

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2017 and 2016
(in thousands of Canadian dollars, except share and per share amounts)

	Revolving facility	Credit facility	Term loan	Subordinated debt	Share capital and shareholder contributed surplus
	$	$	$	$	$
Balance as at March 31, 2016	—	54,194	—	85,306	117,161
Cash flows:
Borrowings on revolving facility	57,554	—	—	—	—
Repayment of credit facility	—	(55,203)	—	—
Deferred financing fees on term loan syndication	—		—		—
Recapitalization transactions:
Borrowings on term loan, net of deferred financing charges of $3,427 and original issue discount paid of $2,167	—	—	212,519		—
Repayment of subordinated debt	—	—	—	(85,306)	—
Redemption of Class A senior preferred shares	—	—	—	—	(53,144)
Redemption of Class A junior preferred shares	—	—	—	—	(4,063)
Return of capital on Class A common shares	—	—	—	—	(698)
Shareholder advance	—	—	—	—	(63,576)
Distributions from retained earnings	—	—	—	—	6,972

Non-cash items:
Original issue discount on term loan accrued	—	—	(4,335)	—	—
Embedded derivative recognized	—	—	(1,375)	—	—
Amortization of debt costs
Discount	—	—	108	—	—
Deferred financing costs	262	63	58	—	—
Write off of deferred financing charges on refinancing revolving facility	—	946	—	—	—
Unrealized foreign exchange (gain)/loss	—		1,513	—	—
Balance as at December 31, 2016	57,816	—	208,488	—	2,652

Canada Goose Holdings Inc.    Page 25 of 25